TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Filed by Tornier N.V. (SEC File No.: 001-35065)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Form S-4 File No.: 333-201175

TORNIER INC

Moderator: David Mowry

February 24, 2015

4:30 p.m. ET

Operator:	This is conference # 73187568.

Good day, ladies and gentlemen, and welcome to the Tornier fourth-quarter and FY14 earnings conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session, and instructions will follow at that time.

If anyone should require operator assistance during today’s conference, please press star then zero on your touchtone telephone. As a reminder, this conference is being recorded. I would like to introduce your host for today’s conference, Mr. Nick Laudico. Sir, please go ahead.

Nick Laudico:	Good afternoon and thanks for joining us today for Tornier’s fourth-quarter 2014 investor conference call. Joining us from Tornier on the call today will be Dave Mowry, President and CEO; Shawn McCormick, Chief Financial Officer, and Jim Erickson, Vice President of Finance.

Before we begin our detailed discussion of results for the fourth quarter of 2014, I would like to remind you that during the course of this call, we will make forward-looking statements regarding our future financial and operating results and our business plans, objectives, and expectations. These forward-looking statements are covered under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, and Tornier desires to avail itself of the protections of the Safe Harbor for these statements.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Please be advised that actual results could differ materially from those stated or implied by our forward-looking statements due to certain risks and uncertainties, including those described in our most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q on file and annual report on Form 10-K the we expect to file shortly. We suggest that you read these risk factors in our SEC periodic reports and other future filings that we may make with the SEC. Tornier disclaims any duties to update or revise our forward-looking statements.

On this call today, we will disclose certain non-GAAP financial measures. We use non-GAAP financial measures as supplemental measures of performance and believe these measures provide useful information to investors in evaluating our operations period over period. For each non-GAAP financial measure that we use in this call, we have included in our press release or on our Web site a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure. Please note that non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

With that, I will turn the call over to Dave Mowry.

David Mowry:	Thank you, (Deke), and welcome. On today’s call I will provide an update of the status of our proposed merger with Wright Medical, followed by a summary of Tornier’s fourth-quarter results and an overview of Tornier’s business, including the key growth drivers in our upper and lower extremities businesses, as well as our ongoing initiatives to increase sales rep productivity.

Shawn will cover our fourth-quarter financial performance, as well as an update on the key metrics we track for our sales training and education initiatives before providing a detailed review of our 2015 financial guidance. Following Shawn’s prepared remarks, I will share some closing comments before we open the call to your questions.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Before discussing the details of our fourth quarter, I will briefly address the process regarding our proposed merger with Wright Medical, allowing investors to evaluate our results in the context of the proposed combined organization. Our proposed merger with Wright Medical continues to move forward as expected, highlighted by a collaborative effort on integration planning.

We believe Tornier continues to represent a significant value component of the combined, Company as we have demonstrated steady progress executing key initiatives focused on creating competitively superior (call)-point dedicated sales organization, while building out our product portfolio for an expanding customer base. Tornier carries strong momentum into 2015, particularly in our upper extremities businesses, and believe today’s update will serve to reinforce that the combination of Wright Medical and Tornier will create the premier high-growth extremities and biologics Company.

As disclosed in early February, we received a second request from the United States Federal Trade Commission in connection with the proposed merger. The product line identified in the second request are lower extremity products and accounted for less than $15 million in U.S. revenues. Both companies remain committed to the transaction, and although the resolution of the FTC’s second request is not yet known, we believe the economics and strategic rationale of the transaction will not materially be affected and the transaction will close.

Turning now to the quarter, we believe our fourth-quarter results reflect the improved health of our extremities business, as well as the improvements made in aligning our U.S. sales channel with our long-term growth objectives. We reported excellent fourth-quarter and full-year results, ahead of our guidance, demonstrating another consecutive quarter of strong sales execution.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

On the top line, we achieved 14.1 percent constant-currency revenue growth led by the improved productivity of our extremities sales force, the global adoption of our Aequalis Ascend Flex shoulder system, another quarter of above-market growth from our ankle arthritis. portfolio.

As previously reported, we completed our U.S. sales channel alignment efforts and achieved our goal of 85 percent dedicated reps during the third quarter of 2014. Capitalizing on this achievement, we have focused our efforts in the fourth quarter on making progress with ongoing initiatives to develop a competitively superior sales force.

During the quarter, we exceeded our sales rep training goals, moved forward on competitive shoulder account conversion targets, and conducted additional (profit)-focused physician training events. The results of these strategic investments are reflected in our revenue performance as we continue to drive our strategy of delivering a comprehensive, best-in-class product portfolio through a differentiated, clinically proficient, value-added sales force.

Our upper extremities business continued to gain share in the large and growing global shoulder market. While we estimate the entire upper extremities market to be about $3.7 billion, growing at 7 percent to 9 percent compounded annual growth rate, we recognize that certain segments, such as the reversed shoulder, are growing at a slightly higher rate. The strong upper extremity market growth continues to be fueled by increasing patient awareness, improved treatment options, increased surgeon access, and the introduction of newer technologies into global markets.

The Aequalis Ascend Flex convertible shoulder system has continued to be a leader in total shoulder and reverse shoulder arthroplasty categories, driving a second consecutive quarter of over 20 percent year-over-year growth for Tornier. Surgeons continue to recognize and appreciate the design features which provide intraoperative versatility and address clinical challenges of soft tissue tensioning. Additionally, customers have embraced the ability to pair the Ascend Flex stem with our innovative reserve threaded baseplate and the superior fit of the perform glenoid for improved clinical outcomes.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

The U.S. and international sales teams have continued to benefit from the rollout of additional Ascend Flex instrument sets to meet the increasing surgeon demand. We have also noted that our sales reps are having success in leveraging the differentiation of this product platform in combination with their specialized training to convert shoulder specialists as well as orthopedic generalists, helping expand our customer base and build stronger relationships.

While we expect this growth rate to moderate as we expand the base of our business, and the comps become more difficult, we believe that Tornier is extremely well-positioned to continue to gain market share with this product platforms over the next several quarters.

In addition to the performance of our Ascend Flex product, we are equally excited that we delivered a third consecutive quarter of above-plan reverse shoulder cases in Japan. As the first Company to market with a reverse shoulder in Japan, we have continued to invest in medical education and physician training through our unique partnership with the Japanese shoulder society.

These foundational investments are part of a process to establish long-term sustained growth and should serve to support the Japanese launch of the Ascend Flex technology in early 2016. We believe the introduction of the convertible shoulder to Japan will provide Tornier with additional opportunity in the anatomic shoulder segment where we have little market share.

Tornier’s upper extremity development projects continue on plan, positioning us for strong and growing market position over the long term. Our innovative product pipeline strategy is intended to achieve two primary goals: First, offer better, clinically differentiated solutions to a broader base of surgeon customers to include generalists through an improved ease-of-use; and second, address hospital cost drivers such as procedure time, blood loss, infection, and readmission rates. We believe this strategy is aligned with and inclusive of the various stakeholders now involved with product selection.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Looking to 2015, the Simpliciti total shoulder represents the most exciting Tornier product introduction planned for the U.S. market. Simpliciti, an ultra-short stem total shoulder platform has a market opportunity of between $200 million and $250 million, addressing segments within total shoulder arthroplasty, hemi-shoulder arthroplasty, and humeral head resurfacing markets.

We believe that the surgical candidate pool for an ultra-short stem product will draw from existing patient pools, as well as from an expanded population of early intervention candidates seeking a less invasive procedure for the preservation of future revision options. We estimate that the ultra-short stem penetration of the U.S. shoulder market could reach as high as 25 percent by 2019.

The feedback on Simpliciti from international surgeons continues to be very positive, with Tornier’s annual Simplicity volume going over 20 percent in 2014. Clinicians reported shorter procedure times, less surgical trauma, and lower levels of blood loss, while hospital accounts are supportive of the reduced product inventory and capital costs associated with Simpliciti, as compared to standard total shoulder systems.

Our plans for the U.S. rollout of Simpliciti are similar to our approach on the launch of Ascend Flex. Beginning with a limited user release, we will collect clinical experience and then expand to known surgeons, followed by a full commercial launch supported by the collective knowledge gained through early experiences. We believe a measured process will pace the product introduction with a cadence of surgeon training and education to ensure long-term success for this technology.

We filed for a U.S. FDA 510(k) approval for Simpliciti in late December, a few weeks ahead of our original plan. Assuming typical FDA review cycles, we believe that we are on track for a mid 2015 approval, maintaining our nearly 18-month lead time over competitive U.S. market introductions.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Turning now to a brief update on BLUEPRINT, our computer-aided surgical planning and glenoid replacement tool. Since the international launch with select users during the second half of 2014, we have seen very positive user experiences. A growing number of international surgeons are accessing BLUEPRINT to preoperatively model the patient’s glenoid and the preferred surgical approach.

One surgical advisor has compared using BLUEPRINT to a flight simulator, allowing surgeons to work in the risk-free environment of their desktop computer to trial various implants and surgical approaches before entering the operating room. The goal of BLUEPRINT is to enable better surgical outcomes with shorter procedure times through preoperative planning and virtual practice.

We plan to demonstrate the BLUEPRINT system to U.S. surgeons at the American Academy of Orthopedic Surgeon Congress in March, with a limited U.S. launch to follow, pending the anticipated FDA approval of the system and the associated patient-specific guidance.

We have planned to leverage BLUEPRINT as a conversion tool, strategically targeting shoulder specialists to reduce surgical procedure times and gaining access into the general space, with systemic approach to enable improved outcomes. While it is still very early in the global introduction of BLUEPRINT, we are excited about the promise of economic benefit and encouraged by the early clinical outcomes that result from better anatomical fit and improved glenoid alignment. We believe the BLUEPRINT system represents another best-in-class solution that will enable Tornier to continue to capture market share from an expanded range of surgeon customers over the long term.

Now let me turn to the drivers of our lower extremity business. Our efforts to strengthen this business are based upon a focused set of initiatives. First, conducting sales training and education events for lower extremity sales reps; second, leveraging our ankle arthritis position and customer relationships to access core foot and ankle business; and finally, strengthening the competitiveness of our core fixation platforms through the development of broader and more innovative solutions.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Our sales rep education and training initiatives have continued to progress on-schedule across our lower extremities sales force, with an increased intensity planned in 2014 as we focus on the now dedicated sales rep assignments to drive improved productivity. We finalized U.S. sales transitions in 2014, and have ratcheted up our management focus on driving a culture of sales performance.

While we have seen the positive results in our upper extremities as well as improvement in select maturing lower extremity territories, the process for the broader lower extremity U.S. channel remains a few quarters behind the upper extremities success. We expect to deliver steady performance gains across our lower extremities business in 2015. However, we recognize that the lower extremity agent and sales rep distraction as a result of the merger announcement will provide additional headwinds to our planned improvements.

From a product category standpoint, ankle arthritis products, including arthroplasty, continue to produce robust revenue growth as we benefited from our efforts to drive market conversions from ankle fusions to arthroplasty procedures. This conversion process will continue to be driven by access to compelling outcome data, improved ease-of-use associated with the total ankle replacement procedure, and the availability of both a revision and salvage option.

Additionally, the availability of well-trained clinically proficient sales reps has provided increased physician competence in performing these procedures. and helps to accelerate the swift shift away from fusions. We intend to continue to execute along this successful strategy.

In addition to our training efforts, the immediate focus of our lower extremities team also includes leveraging our hammertoe correction portfolio. Our CannuLink and Angled CannuLink products address a $200-million market opportunity, and we intend to drive deeper penetration into this market using the (radio lucent) peak CannuLink implant as we move from our limited user release initiated in late 2014 to a full product launch later in 2015.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Overall, we are confident that our plan of executing sales training and education initiatives, coupled with a strengthened portfolio and leveraged account relationships will drive our lower extremities business toward our long-term goal of above-market growth.

In summary, we continue to be pleased with our overall performance of Tornier, as well as the execution of the vital few initiatives we laid out for the business. Execution has become part of our culture, enabling the delivery of our goal of double-digit revenue growth and has served to strengthen our organization, positioning Tornier for sustained performance.

We believe our product portfolio and development pipeline is both well-timed and robust, filled with products and innovations that are calibrated to both current and future market drivers, to include improved outcomes, simplified procedures and approaches, and economic solutions that meet the needs of a broader customer base.

Based upon our results to date, we remain steadfast in our commitment to our strategy, combining a competitively superior and differentiated sales force with an innovative and comprehensive product portfolio focused on the fastest-growing markets within orthopedics.

Now I will turn the call over to Shawn McCormick

Shawn McCormick:	Thank you, Dave. I will begin with a review of our top-line performance by product line. Total revenue for the fourth quarter of 2014 reached $92.4 million, compared to revenue of $83.4 million in the fourth quarter of 2013, an increase of 10.8 percent as reported and 14.1 percent increase on a constant-currency basis. This represents a slight decrease related to a closing adjustment of approximately $400,000 from our previously announced preliminary fourth-quarter revenue.

Fourth-quarter revenue generated by extremities products totaled $77 million, compared to $68.1 million for the same quarter last year, representing an increase of 13 percent as reported and 15.5 percent on a constant-currency basis.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Upper extremities continued its strong growth worldwide, with an increase of 22.1 percent on a constant-currency basis over the same quarter a year ago. This growth was primarily led by the Aequalis Ascend family of products, which continued to benefit from successful conversions and access to competitive accounts. Growth was further driven by the availability of additional Ascend Flex instrument sets.

Fourth-quarter revenues of our lower extremity joints and trauma category decreased 1 percent in constant currency. During the quarter, we saw constant-currency growth in excess of 20 percent in our ankle arthroplasty products, including Salto-Talaris for primary total ankle procedures. We also had another quarter of strong double-digit growth in lower extremities in our international markets.

These positive gains were offset by a decrease in U.S. sales of other foot fixation products, which continued to reflect the lag in our U.S. sales force training and a need for refreshed products in certain areas of our fixation portfolio.

Fourth-quarter revenue from sports medicine and biologics increased 1.2 percent on a constant-currency basis, compared to the fourth quarter of 2013, reflecting a slight increase in the Company’s soft tissue anchor products, partially offset by a decline in the Company’s biologic products.

Revenue from our large joints and other product category increased 8.1 percent on the constant-currency basis. This growth was driven by sales of hip and other category products, partially offset by a slight decline in sales of knee products and the new French pricing policies which began to impact us in the third quarter of 2014.

We expect this pricing impact will continue until we anniversary the reimbursement changes later this year. With these factors in mind, we have seen the large joints business begin to trend down towards market growth rates, in line with our expectations for this business.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Our international business delivered another quarter of double-digit growth, up 16.6 percent over the same quarter last year on a constant-currency basis. This performance was driven by our shoulder platforms in upper extremities and by the increased focus in geographical expansion in lower extremities, combined with another quarter of above-market growth in large joints.

We continue to be pleased with the balance of our international growth across multiple geographies and across our upper and lower extremities and large joints product categories. Several of our geographies made solid contributions in the fourth quarter, most notably, Australia, Canada, and Japan.

Non-GAAP adjusted gross margin, excluding inventory step-up charges related to acquisitions, was 76.4 percent in the fourth quarter of 2014, an increase of 130 basis points over non-GAAP adjusted gross margin in the fourth quarter of 2013. Our non-GAAP adjusted gross margin has continued to reflect improvements in manufacturing costs and production efficiencies. We are extremely pleased with the improvements we have made thus far, and continue to see further opportunity to improve gross margins going forward.

Non-GAAP operating expenses, which excludes special charges and intangible amortization, increased 4 percent to $65 million, or 70.3 percent of reported revenue. This increase in operating expenses reflects strategic investments in our U.S. sales organization, going direct in certain U.S. territories, product training and education programs, and expansion into Japan.

Research and development expenses totaled 6.8 percent of revenue in the fourth-quarter 2014, reflecting timing of certain projects and the seasonality of our revenue. We are committed to continuing our investments in R&D in the 7 percent of total revenue range.

Fourth-quarter 2014 operating expenses, as reported on a GAAP basis, were impacted by approximately $5.5 million in special charges. Special charges in the fourth quarter related primarily to our proposed merger with Wright Medical, including transaction and integration planning-related activities.

Intangible amortization expense included in operating expenses totaled $4.2 million in the fourth quarter of 2014. Adjusted EBITDA for the fourth quarter was $14.3 million, a 56 percent increase compared to the same quarter last year, with adjusted EBITDA margin of 15.5 percent of revenue, compared to 11 percent of revenue last year.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

The increase in our adjusted EBITDA margin reflects the revenue growth driven by our investments in our U.S. sales organization, direct territories, and geographic expansion. We had started to realize some of the benefits of these investments, and expect to realize more in 2015.

Cash and available credit at the end of the fourth quarter totaled $51.9 million and reflects non-GAAP adjusted free cash flow of $150,000 during the fourth quarter. This cash flow was driven by strong revenue growth and leverage of our operating expenses, offset by $3 million of investments in implant instruments and $2.4 million of additional property (plant) and equipment in the fourth quarter of 2014.

Over the past two years, we have invested in the development of a competitively superior sales force, which has driven our improved top-line performance. We are pleased to have completed the transition of our U.S. team to sales reps dedicated to either upper or lower extremities during the third quarter of 2014.

We ended the year with approximately 350 U.S. sales reps carrying Tornier products, including 170 direct reps. This represents an incremental five direct reps, compared to the end of the third quarter of 2014. We expect to continue to see fluctuations in the total number of reps, as well as direct reps, as we continue our performance management efforts.

In terms of training reps, we trained 35 reps in the fourth quarter of 2014, which allowed us to exceed our goal of training more than 200 reps by the end of 2014. We have also expanded our training to include international sales reps, and trained 13 international reps during the fourth quarter.

We also continue to roll out the certification-level training to sales management and sales reps. We intend to continue our training efforts in 2015, with an increasing focus on certification and sales strategy training.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

In the upper extremities business, sales management and reps have leveraged all of the components available to them to deliver solid performance. These include differentiated innovative product lines, sales strategies and tools, consistent classroom and field education, and the benefits of their own momentum in the marketplace. As we have previously noted, our lower extremity sales transition and training efforts trail upper extremities. Although we are not yet achieving our overall growth objectives in lower extremities, we are very pleased with the results we have seen in ankle arthroplasty and have continue to see improved results in territories that are more mature in the transition and training process.

A major focus in 2015 is to continue to advance our training and education programs in both upper and lower extremities, with an increasing focus on sales force productivity. While we expect these efforts to improve revenue performance, especially across our lower extremities platform, we are conscientious of the potential impact distraction related to our proposed merger with Wright Medical will have on our results in 2015.

With that, I will provide our financial outlook to the full-year 2015. Please note that the guidance we are providing today for Tornier assumes we will continue to be a standalone business for the full-year 2015. Our guidance does not include any revenue or cost synergies or dissynergies from our proposed merger with Wright Medical Group, but it does anticipate some impact from the distraction related to the announcement of the pending merger, particularly in the lower extremities business.

We remain committed to this transaction and are confident it will close. Please note that once we close the merger, this guidance will no longer be valid.

Our guidance also includes the impact from foreign-exchange headwinds due to the strengthening of the U.S. dollar versus the euro, Japanese yen, Australian dollar, and other foreign currencies.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

We expect full-year 2015 revenue to be in the range of $359 million to $371 million, representing constant-currency growth between 4.1 percent to 7.6 percent compared to 2014 revenue. Based on recent currency exchange rates, full-year 2015 reported revenue is projected to be the range of $338.3 million to $349.6 million, representing reported growth of negative 1.9 percent to positive 1.3 percent over 2014 revenue. At the midpoint of this range, the change in foreign-currency exchange rates from 2014 to 2015 is currently anticipated to negatively impacts our overall revenue by approximately $21 million for the year.

Revenue from our extremities product categories in 2015 is expected to be between $302 million and $312 million, representing constant-currency growth of 5.3 percent to 8.8 percent over last year. We expect full-year 2015 adjusted EBITDA to be the range of $35 million to $39 million, or 10.3 percent to 11.2 percent of reported revenue. We expect full-year 2015 loss per share in the range of $0.65 to $0.38 per share.

Overall, we expect continued strength and momentum in our upper extremities, particularly with the Aequalis Ascend Flex and the methodical launch of Simpliciti in the second half of 2015, along with continued gradual improvement in our lower extremities, offset by the impact of distractions related to the merger with Wright Medical. As we saw in Q4 2014, we do expect growth in large joints to continue to decline.

We continue to expect gross margins to improve in the range of 30 to 50 basis points in 2015 over 2014, as a result of cost savings initiatives, production efficiencies, and geographic revenue mix.

I will also provide some guidance related to cash and capital expenditures. For 2015, we expect free cash flow to be in the range of negative $5 million to negative $15 million. Along with this, we expect capital expenditures to be similar to 2014, in the range of $30 million to $35 million during 2015. We believe we have the cash and available credit to execute on our initiatives during 2015.

I would now like to turn the call back to Dave for closing comments. Thanks, Shawn. To summarize, we are extremely pleased with our success in 2014. We completed our sales force transition, made excellent progress against sales training initiatives, and continue to build out our best-in-class product portfolio.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

In 2014, Tornier delivered strong growth driven by upper extremities business, and we had a clear and focused plan to build upon this existing momentum. Specifically, we plan to leverage our unique technologies to gain further share in some of the most attractive and fastest-growing areas of extremities; strengthen our global sales teams through continued investments in training, education, and performance management, particularly in lower extremities; expand our sales force coverage and increase penetration into key international markets; and continue our efforts to extend and differentiate our product offering with solutions that improve clinical outcomes, increase value to the healthcare consumer, expand the market, and provide solutions to a broad range of surgeon customers.

Tornier’s senior management team is excited about 2015, as we continue to move closer to our goal of sustained above-market revenue growth in both upper and lower extremities. We’re also very eager to close on the proposed merger with Wright and begin the process of building the premier extremities and biologics Company.

Before we open the call to your questions, I would like to reiterate that the Wright management team will continue to answer questions related to the combined Company. The Tornier and Wright Medical management teams have agreed that the leaders of the combined business are best position to address questions on the combined entity, including integration plans, timing, synergies, and dissynergies.

With that, I would like to open the call for questions. Operator?

Operator:	Thank you. Ladies and gentlemen if you have a question at this time please press star then the number one on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue please press the pound key.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Our first question comes from the line of Bob Hopkins with Bank of America. Your line is open. Please go ahead.

Bob Hopkins:	Thanks, David. So I wanted to ask a couple of questions, two questions on the lower extremities, your performance in just the market. Because we did attend last week that meeting in Phoenix. And so first of all, just in terms of the lower extremity performance this quarter, can you give us a sense as to what you think the market rate of growth is doing as we exited 2014? And then I have got one follow-up.

David Mowry:	Yes we estimate the market to be growing somewhere in them 8 percent to 10 percent range. I think we believe the U.S. market is growing at a little faster pace and we subset that to think about the shift from fixation to arthroplasty and ankle growing at a faster pace than many of the core fixation segments, Bob.

Bob Hopkins:	And then how should we think about, say, a company like Striker who has a lower extremity business that is growing rapidly. 30 percent and until recently they don’t really have an ankle. I understand that they’re focused on the trauma portion.

Is there an opportunity for you guys to transition more into the trauma portion of the market? Or should we really think about those as to dig distinct markets? I’m just trying to understand your -1 versus their +30.

David Mowry:	That’s a great question. I would tell you when you think about our -1 versus anyone else in the market I think we have been going through a pretty significant transition period.

We have been very disrupted as we have gone through the process. That takes a wild to build back the relationships and the support necessary. I think where we have made significant investments on arthroplasty we have seen nice inroads in those relationships. And the ability to build a very consistent business.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

So I think that what we see from Striker is the ability to build relationships in both the trauma side of the business in particular and that is the part of the business that there focused on and I think that there executing well. Whereas on our side we’re looking at the DPM market and the orthopedic surgeon doing foot and ankle procedures, more specific and less trauma. I think that that market, although growing well, it needs the relationships that we’re trying to build on a long-term basis.

Bob Hopkins:	Last one – is an opportunity to get into the trauma market? What would it take? Maybe something like augment could help that process? To just trying to understand what we take to get into that market.

David Mowry:	I don’t think that I’m in a position to comment on that right now, Bob. I think that there are a lot of compelling areas where we could drive future growth and I think without working it together with our partners postmerger close, I think I would be jumping the gun.

Bob Hopkins:	OK, thanks very much.

Operator:	Thank you and our next question comes from the line of Chris Pasquale with JPMorgan. Your line is open. Please go ahead.

Christopher Pasquale:	Thanks. Dave, the quarter was obviously very good but there seems to be a little bit of a disconnect between the recent business performance and the guidance for 15 that I think the strict people that somewhat low.

Can you give us some color on a couple different areas? First, what you baking in for disruption from the merger? And maybe a corollary to that, can you could kind of segment out upper and lower extremities and what can of growth you are expecting from each?

David Mowry:	Chris, I will let Shawn address that.

Shawn McCormick:	Chris, first I would say that we’re not baking in any dissynergies at all for this annual guidance. This is a standalone Tornier guidance, assuming no close.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

What we have factored in here is the distraction that we would expect occur within our sales organizations. I would tell you that in the total number, if you look at our extremities guidance, our distraction would account for 150 to 200 basis point of growth.

And so if it weren’t for the announced merger, you could add that on top of our guided revenue numbers. And then I think we provided quite a bit of color around the momentum that we have in our upper extremities and the lag of our efforts in lower extremities. And so you can kind of make an assumption. I’m not going to provide specific upper and lower guidance but you can pretty easily I think you know make some assumptions that upper growth rate is higher than our guidance, and the lower growth rate is lower than guidance.

Christopher Pasquale:	OK. So 150 to 200. That’s on top of the constant currency growth for the extremities business, not for the company overall?

Shawn McCormick:	Yes.

Christopher Pasquale:	And does guidance assume anything for simplicity?

Shawn McCormick:	Yes I think we have a very metered rollout plan that begins mid-year.

And as we did with Ascend Flex Chris, we were very thoughtful. We rolled it out, we built kind of an experience base that we could leverage for training and ongoing kind of conversions if you will. So it is a very thoughtful and metered process. Is not a gross, broad rollout as other companies may do.

Christopher Pasquale:	OK. thanks guys.

Operator:	Thank you. And our next question comes from the line of Larry Biegelsen with Wells Fargo. Your line is open. Please go ahead.

Larry Biegelsen:	Good afternoon. Thanks for taking the question. Shawn did you talk about why SG&A was relatively low in Q4? If so I missed that.

TORNIER INC

Moderator: David Mowry

02-24-15/4:30 p.m. ET

Confirmation # 73187568

Shawn McCormick:	I did not specifically talk about it, Larry, but we typically see a bit of this with the fourth quarter and the seasonality of our revenue. You will see as a percent of revenue the SG&A drop a little bit. Just as a function of the higher revenue in the quarter.

Larry Biegelsen:	And then on simplicity, when will we see the clinical data from the trial, Dave? Were there any of (osteolisus) concerns or issues that we had discussed in the past and then I just had one follow-up.

David Mowry:	First I’ll start by saying we’re very confident and very pleased with the clinical data we submitted to the FDA, along with that five 10K approval process. And we have great confidence in it. So I think we’re not concerned about those lagging, the hangover in the comments from a couple of years ago on the (osteolisus). We actually think we have a very good product that works extremely well with good bone quality, and I think the clinical data that’s coming out of Europe right now would support that.

In terms of when you’ll see the clinical data it’s locked and being supported or provided to the FDA. Post approval we will publish on the data. Manuscript obviously have as you would imagine already been drafted and we’re prepared to release though for peer-review, articles and journals, post the approval process.

Larry Biegelsen:	Thanks, that’s very helpful. And then lastly on the FTC request, I guess you know for investors it seemed like too big a coincidence that the US revenue identified in the plan was barely under the $15 million threshold in the merger agreement. So are you willing to say it’s a total ankle that was one of the lower extremity products identified by the FTC and if it is (Salto) it’s hard to imagine how the economics are not impacted by the potential divestiture. So can you talk a little bit about that please. Thanks.

David Mowry:	Larry, thanks for your question. First of all we are not at the point of releasing any question as we contemplate the entirety of the second request and how we’ll address that with the FTC as we were collaboratively with them up the process. What we put in the press release was specifically related to a number to prove and show that were below the threshold necessary that was contained

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in the original agreement. So we stipulated that just clearly so everyone knows we haven’t cross that threshold and that we will work collaboratively with our partners in this merger as well as with FTC to come up with a remedy package and once we do and have an understanding of it, we willtalk more publicly about it.

Larry Biegelsen:	Thanks for taking the questions guys.

Operator:	Thank you. And our next question comes from the line of Matthew O’Brien with Piper Jaffray. Your line is open. Please go ahead.

Matthew O’Brien:	Good afternoon things for taking the questions. Was hoping, Dave, we could follow up a little bit on Chris’s question about upper extremities expectation in 2015 – by my math I know it’s fairly crude and getting 12 percent to 13 percent upper extremities growth for 2015. Is that in the ballpark?

David Mowry:	You may be a touch high on that. But I think you’re in the ballpark.

Matthew O’Brien:	OK and then with the strength we’ve seen in your upper extremities business here can you give a little bit of color as to what is driving a lot of that? You mentioned the physician conversions. Have we seen an acceleration in the number of docs that you are converting? Are you going deeper into accounts? Is it the new products or benefits from biomet? That kind of thing. What is really driving a lot of the acceleration? And how sustainable do you think about it on just the fundamental basis now before you start layering in blueprint or simplicity.

David Mowry:	A few things. First of all, let’s just kind of levels set by talking about the Q4 comps that we are comparing against. And I just wanted to reiterate that coming off of Q3 and Q4 in 2014 we had a significant amount of disruption.

That is the number that you are comparing to. That staid, we’re extremely bullish on the portfolio that we have and with the sales reps the continue to train and develop in the field. We think they are competitively superior in total, I think each and every territory still needs to go through some development efforts.

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I think we’re very pleased with the quality and the product we have out there not only the hardware but also the reps themselves. We think that’s part of the selling feature. And to your point, it’s coming from not only conversions of competitive accounts it’s coming from conversions of existing accounts for we did not have the full business. And I think what we’ve said all along is this is a matter of cannibalization and moving people to the better technology of Ascend Flex.

It also includes moving competitive positions over to Flex and the begins kind of penetrating the generalist market that we have talked about what have been significantly under clubbed.

Just reiterating once again on international shoulder market that we have a low to mid 20s share whereas in the U.S. we have in the mid to upper teens. So we have a significant amount of headroom to just duplicate that same market share in the U.S. and we believe that’s really our focus and we’re going to continue to go after it, because the U.S. still represents 75 percent of the global shoulder market. And we think that that headroom obviously will fuel our long-term growth here in the U.S.

So I hope that answered your question, Matt.

Matthew O’Brien:

Very helpful, if I could just sneak in one more. David, as you’re thinking bout the integration with Wright, you don’t have to mention specific programs or anything else like that. But as you think about the opportunities and risks, getting down the planning process, how is that trending versus what you guys were initially expecting? Do you see more opportunities and more risks from when you were initially discussing merger?

David Mowry:	First of all I want to be careful that we are going to leave the specific comments and numbers to Bob and Lance to talk about the to position to talk about as we move forward. They’re in the best position to talk about that. From a very high level qualitative perspective I think as you get close to everything you see both increased opportunities as well as some risks that you may not have anticipated and that’s just the reality of getting closer to the detail and understanding more of what’s on the table.

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I will tell you that I think as we move forward everyone has become more and more excited about what the opportunity looks like to put these companies together with our upper and they’re strength in lower in particular and you throw on top of that augment, I think people are extremely bullish about the combination. I think we have a great opportunity to drive significant market growth in both upper and lower on a U.S. and international basis.

And I think augment is going to be a door opener for quite some time for our reps. So I’m very bullish about it but I don’t want to diminish the fact that there is going be integration risks and just synergies that we’ll have to move through in a very effective way and in a collaborative way through partners.

Operator:	Thank you. And our next question comes from the line of Matt Taylor with Barclays. Your line is open. Please go ahead.

Matt Taylor:	Thanks for taking the question. I really wanted to ask one about simplicity longer-term. So you’re talking about a metered rollout this year. And you gave a percentage penetration target or a thought around where it could go?

But I guess I want to understand how you think that could deliver more growth to a extremity business over the next five years. Can you talk about cannibalization versus new growth and how it could change the growth profile in years one, two and three.

David Mowry:	When we talk about cannibalization, Matt, we’re talking about that in some ways you’re cannibalizing existing customers. In other ways you’re cannibalizing total shoulder arthroplasty procedures being done by competitive docs. In that case that would add to our share growth and our ability to grow market.

In addition, it to that cannibalization of those markets which still represent a significant opportunity for us to grow we have the addition of the expansion of the markets as we start talking about bringing in those younger patients that are looking to preserve long-term revision options or have access to minimally invasive or less invasive procedures. I think both those cases represent a pretty significant increased population to the market.

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I also laid out we believe that that market could be upwards of 25 percent of the total shoulder market by 2019. And that would be with other competitive products in the marketplace in that time. And perhaps even a second generation product from somebody like Tornier our by that time. So there’s still a lot of development and growth that can be seen in the less invasive procedures. And I think there’s a lot of opportunity for us to differentiate ourselves and continue to focus in less invasive and better outcome management lower costs to the patients, to the healthcare systems in general.

It’s a march to 2019, it’s not a step function change that happens in the year 2015 or 2016. It will be a march that allows us to continue to grow share, convert business, and take share from other people that don’t have a less invasive solution.

Matt Taylor:	Just a follow-up on your distraction guidance. Can you help me understand what you mean by that in real world terms? Are you saying that you think you’ll see some distributors leave or just people not as focused on driving revenue goals and that’s what’s going to cause lower growth? And how the different and realizing that it’s not your guidance from dissynergy guidance?

David Mowry:	Well when we say distraction and when we talk specifically about agents, we’re talking about the amount of energy and effort that they put into our lines. In many cases, some of those agents of other lines not necessarily competitive but they are other product lines.

And many of their sales reps carry multiple products. So as they hedge, not knowing specifically what they will or won’t have access to post close, they start to put more and more energy into some of those other products and that’s what they always mean by destruction in general. You also have sales reps out the field that are direct sales reps of ours that are wondering and not knowing and not having the clear indication what the will have and what territory they will have, that uncertainly leads to a lot of people scratching their heads and an e-mailing one another and talking instead of going out and prospecting additional business.

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And that’s what we mean by distractions. It’s not dissynergies as much as it’s a lack of focus on driving their own outcomes in their own business in the interim So that’s what mean by it. And I think Shawn laid out, 150 – 200 basis points. That is primarily in our lower area.

Matt Taylor:	Thanks a lot for the help.

Operator:	Thank you. And I am showing no further questions. I would like to turn the call back to Dave Mowry for any closing remarks.

David Mowry:	Thank you operator. I want to thank everyone for the interest in Tornier as well as the ongoing questions. We’re very excited about what the future holds and look very much forward to updating you following our first quarter earnings call. Thank you very much and have a great day.

Operator:	Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone have a great day.

END

Use of Non-GAAP Financial Measures

To supplement Tornier’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP), Tornier uses certain non-GAAP financial measures in this communication. Reconciliations of the non-GAAP financial measures used in this communication to the most comparable U.S. GAAP measures for the respective periods can be found on Tornier’s website at www.tornier.com. Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for Tornier’s financial results prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this communication that relate to future, not past, events are forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations of future events and often can be identified by words such as “expect,” “should,” “project,” “anticipate,” “intend,” “will,” “can,” “may,”

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“believe,” “could,” “continue,” “outlook,” “guidance,” “future,” other words of similar meaning or the use of future dates. Examples of forward-looking statements in this communication include Tornier’s financial guidance for the full year 2015, Tornier’s expectations for continued momentum in its extremities business, new development projects, new products, regulatory actions, potential market sizes and Tornier’s expectations relating to its proposed merger with Wright Medical Group, Inc. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause Tornier’s actual results to be materially different than those expressed in or implied by Tornier’s forward-looking statements. For Tornier, such uncertainties and risks include, among others, risks relating to Tornier’s proposed merger with Wright Medical Group, Inc., including the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resource; and other risks and uncertainties, including Tornier’s future operating results and financial performance; Tornier’s reliance on its independent sales agencies and distributors to sell its products and the effect on its business and operating results of agency and distributor changes, transitions to direct selling models in certain geographies and the recent transition of its U.S. sales channel towards focusing separately on upper and lower extremity products; fluctuations in foreign currency exchange rates; the effect of global economic conditions; the European sovereign debt crisis and austerity measures; risks associated with Tornier’s international operations and expansion; the timing of regulatory approvals and introduction of new products; physician acceptance, endorsement, and use of new products; the effect of regulatory actions, changes in and adoption of reimbursement rates and product recalls; competitor activities; Tornier’s manufacturing capacity; Tornier’s leverage and access to credit under its credit agreement; and changes in tax and other legislation. More detailed information on these and other factors that could affect Tornier’s actual results are described in Tornier’s filings with the U.S. Securities and Exchange Commission, including its most recent annual report on Form 10-K for the fiscal year ended December 28, 2014. Tornier undertakes no obligation to update its forward-looking statements.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier has filed with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Wright and Tornier that also constitutes a preliminary prospectus of Tornier. The

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registration statement is not complete and will be amended. Once finalized, Wright and Tornier will make the final joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the final joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie D. Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 28, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.